CUSIP No. 69336T106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*
PHI, Inc.
(Name of Issuer)
Voting Common Stock
(Title of Class of Securities)
69336T106
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69336T106

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Kensico Capital Management Corporation 13-4079277
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	249,532
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	249,532
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	249,532
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	8.7%
12.	Type of Reporting Person	CO

CUSIP No. 69336T106

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Michael Lowenstein
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	249,532
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	249,532
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	249,532
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	8.7%
12.	Type of Reporting Person	IN, HC

CUSIP No. 69336T106

1.	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (entities only)	Thomas J. Coleman
2.	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power	-0-
		6.	Shared Voting Power	249,532
		7.	Sole Dispositive Power	-0-
		8.	Shared Dispositive Power	249,532
9.	Aggregate Amount Beneficially Owned by Each Reporting Person	249,532
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11.	Percent of Class Represented by Amount in Row (9)	8.7%
12.	Type of Reporting Person	IN, HC

CUSIP No. 69336T106

Amendment No. 2 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on August 27, 2007 and Amendment No.1 thereto filed on February 14, 2008 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4.	Ownership.

For each Reporting Person:

(a)	Amount beneficially owned:

Each of Kensico Capital Management, Mr. Lowenstein and Mr. Coleman may be deemed to beneficially own the 249,532 shares of Common Stock held for the accounts of the Funds. Of such 249,532 shares of Common Stock , Kensico Partners directly beneficially owns 68,417 shares of Common Stock, Kensico Associates directly beneficially owns 96,127 shares of Common Stock, and Kensico Offshore directly beneficially owns 84,988 shares of Common Stock.

(b)	Percent of class: 8.7%

This calculation is based on 2,852,616 shares of Common Stock issued and outstanding as of October 30, 2009, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2009.

(c)	Number of shares to which each Reporting Person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 249,532

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose of or direct the disposition of: 249,532

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 69336T106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2010

KENSICO CAPITAL MANAGEMENT CORP.

BY:	/s/ MICHAEL LOWENSTEIN
Signature

Michael Lowenstein, Authorized Signatory
Name/Title
/s/ MICHAEL LOWENSTEIN
Signature
/s/ THOMAS J. COLEMAN
Signature